July 9, 2010

BY EDGAR

Paul M. Dudek, Esq.

Chief, Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Sprott Physical Silver Trust

Dear Mr. Dudek:

On behalf of Sprott Physical Silver Trust, a trust organized under the laws of the Province of Ontario, Canada (the “Trust”), we are filing today on EDGAR the Trust’s Registration Statement on Form F-1 (the “Registration Statement”).  The Registration Statement relates to the registration under the Securities Act of 1933, as amended, of the Trust’s units (“Units”) representing equal, fractional, undivided ownership interests in the net assets of the Trust attributable to the Units, in connection with the Trust’s proposed initial public offering (the “Offering”) of its Units.  The Trust intends to file an application to list its Units on the NYSE Arca and the Toronto Stock Exchange.

By way of background, the Trust is a newly formed, Canadian closed-end mutual fund trust established for the purpose of investing and holding substantially all of its assets in physical silver bullion.  The Trust intends to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and will not speculate with regard to short-term changes in silver prices.  The Trust does not intend to invest in silver certificates or other financial instruments that represent silver or may be exchanged for silver.  Because of the nature of the Trust’s investments, the Trust will not be deemed an investment company under the Investment Company Act of 1940, as amended. Holders of the Units will have the ability to redeem Units on a monthly basis for physical silver bullion and for cash, subject to certain restrictions, terms and conditions.

If you have any questions or comments concerning the Trust’s Registration Statement, please feel free to telephone the undersigned at (202) 661-7150 or Eric S. Wu, Esq., at (202) 661-7147.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine, Esq.